One Financial Plaza, Hartford, CT 06103 | 800.248.7971 | Virtus.com

November 25, 2020

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Anu Dubey

Virtus Equity Trust (the “Trust”)

485A Filing

CIK 0000034273

File No. 811-00945

Ladies and Gentlemen:

Thank you for the telephonic comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided by you on November 3, 2020, pertaining to the above referenced 485A filing (the “Registration Statement”) submitted by Virtus Equity Trust (the “Trust”) on September 23, 2020. Below, we describe the changes made to the Registration Statement in response to the comments and provide any responses to or any supplemental explanations for such comments, as requested. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is each comment and the Trust’s response thereto.

1.	Comment:	On page 1, the introductory paragraph to the Fees and Expenses tables states, “The tables below illustrate all fees and expenses . . .” Please replace “all” with “the.”

Response:	We have made the requested change.

2.	Comment:	Please provide a completed fee table for review within this response letter.

Response:	Please see the completed fee tables in the attached Appendix A.

3.	Comment:	On page 1, with respect to Footnote C to the Annual Operating Expenses table, please confirm that the expense limitation agreement to limit expenses will be filed as an exhibit to the Registration Statement.

Response:	We confirm that the Expense Limitation Agreement will be filed as an Exhibit to the Registration Statement.

4.	Comment:	On page 1, with respect to Footnote C to the Annual Operating Expenses table, the termination date of the expense limitation, January 31, 2022, is bracketed. Please confirm that this date will be at least one year from the effective date of the registration statement.

Response:	We confirm the termination date of the expense limitation will be January 31, 2022, which is at least one year from the effective date of the registration statement.

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5.	Comment:	On page 2, the Principal Risks includes Foreign Investments. If Foreign Investments includes emerging markets, please disclose and add Emerging Markets Risk. If Emerging Markets Risk is added, consider enhancing the disclosure of Emerging Market risks, including disclosures about the quality and availability of financial information about such issuers. Please see Clayton Statement, Emerging Market Investments Entails Significant disclosure reporting and other risks. April 21, 2020.

Response:	The Fund is not expected to invest in emerging markets. Therefore, we have made no changes in response to this item.

6.	Comment:	On page 2, under Principal Investment Strategies, the second to last sentence of second paragraph states, “As of the date of this Prospectus, the fund’s subadviser considers small- and mid-market capitalization companies for this purpose to be those companies that, at the time of initial purchase, have market capitalizations generally within the range of companies included in the Russell 2500® Growth Index on a rolling three-year basis.” The following sentence discloses the range of Russell 2500 Growth® Index. As of a recent date, the upper limit of this index is $18.9 billion. Please explain how that upper limit is appropriate for a fund with an 80% policy that invests in small- and mid- market companies.

Response:	The subadviser reviews market caps of the companies within small- and mid-cap indices over a historical 3-year rolling period, in order to help smooth out the shifts that can occur as a result of overall market volatility, and changes to the Index, including annual reconstitution. As of 9/30/2020, the minimum and maximum market capitalization range on a rolling three-year basis within the Russell 2500 Growth Index was $0 million and $34.9 billion, respectively. The Russell 2500 Growth Index is the Fund’s benchmark, and an industry-wide accepted measure for small- and mid-cap companies. The definition of this index is: “The Russell 2500™ Index measures the performance of the small to midcap segment of the US equity universe, commonly referred to as ’smid’ cap.”

7.	Comment:	On page 2, under Principal Investment Strategies, the last sentence of second paragraph states, “Generally, the fund invests in approximately 20 to 35 securities at any given time.” Please confirm whether the fund is diversified or non-diversified.

Response:	We confirm the fund is diversified.

8.	Comment:	On page 7, in More Information About Risks Related to Principal Investment Strategies, please consider adding additional disclosures about the effect of the COVID-19 pandemic on the Fund’s investments.

Response:	The long form of Market Volatility Risk on page 46 of the Statement of Additional Information includes a fulsome discussion of COVID-19. Therefore, we have made no additional disclosures in response to this item.

9.	Comment:	On page 6 in the Principal Investment Strategies, please reconcile the second sentence, “The subadviser uses a strategy emphasizing consistently growing, highly profitable, low-debt companies with rising cash flows which the subadviser deems to be of high quality,” with the summary section which should also should reference the Growth strategy.

Response:	We have added the referenced language to the summary section.

10.	Comment:	On Page 14 in the section, “Class A shares”, in second sentence, the Staff is concerned that this disclosure doesn’t explain when someone will get charged a CDSC on $1 million. Please disclose with greater specificity those people that will be charged a CDSC on purchases of $1 million or more on Class A shares, including whether a finder’s fee was paid. Alternatively, please explain how this disclosure is consistent with Rule 22(d)(1)(a) and Rule 6c-10(a)(3).

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Response:	The above referenced section states (emphasis added), “Generally, Class A Shares are not subject to any charges by the fund when redeemed; however, a contingent deferred sales charge (“CDSC”) in an amount up to 1.00% may be imposed on certain redemptions within 18 months of a finder’s fee being paid. Finder’s fees are paid only on eligible purchases of at least $1 million and will not be paid on purchases for which the financial intermediary involved does not provide the information necessary for the fund’s Transfer Agent to identify the purchase as eligible. . . . and shares not subject to a finder’s fee will be deemed to be redeemed first in order to minimize the instances in which the CDSC will be charged.”

Rule 6c-10(a)(3) provides an exemption for open-end management investment companies to impose deferred sales, subject to the conditions of Rule 22(d)(1) under which sub-section (a) requires sales loads to be applied “uniformly to all offerees in the class specified.” Previously, in response to this comment we added disclosure to clarify the circumstances in which a finder’s fee is paid by adding the underlined language. We believe that CDSC charges are applied consistently when redemptions are made within 18 months of a finder’s fee being paid on such investments, and we have identified when a finder’s fee is paid so that investors should be able to understand the factors to determine whether they will be charged the CDSC. Therefore, we have made no changes in response to this comment.

11.	Comment:	Page 25 discusses includes a section about Annual Fee on Small Accounts. Please consider adding the small account fee to the fee table on page one as an account fee.

Response:	Per Instruction 2(d) to Item 3, “…fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” Because this fee is only charged on accounts under a relatively small size and contains waiver provisions for shareholders to which it would otherwise apply, we do not believe this fee rises to the level of requiring disclosure in the fee table. We therefore have made no revisions in response to this comment.

12.	Comment:	On page 53 of the SAI, in the Fundamental Investment Limitations, please add diversification disclosure if the fund is diversified.

Response:	We have made the requested change.

13.	Comment:	On age 53 of the SAI, the last sentence of first paragraph under the list of Fundamental Investment Limitations states, “. . . as of the date of this SAI the Fund will not look through to the securities held by any ETFs, unaffiliated mutual funds and/or closed-end funds in which the Fund invests.” Please consider stating that the Fund would “consider” looking through to these securities.

Response:	We note that the existing disclosure states that we will consider the concentration policy of any ETFs, mutual funds or closed-end funds in which the Fund invests, in addition to looking through to the securities held by any affiliated ETFs, mutual funds or closed-end funds. Because we do not have access to the information to look through to the securities of unaffiliated ETFs, mutual funds or closed-end funds on a daily basis, the disclosure referenced above reflects what we are actually able to do. We believe disclosing that we would consider looking through to the securities held by unaffiliated ETFs, mutual funds or closed-end funds could be misleading since we are unable to do so, and therefore have made no changes in response to this comment.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Holly van den Toorn at 404-845-7679. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc:	Holly van den Toorn, Esq.

Ralph Summa

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APPENDIX A

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I	Class R6
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lesser of purchase price or redemption proceeds)	0.25%	1.00%(a)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class I	Class R6
Management Fees	0.75%	0.75%	0.75%	0.75%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	1.00%	None	None
Other Expenses(b)	0.40%	0.34%	0.39%	0.30%
Total Annual Fund Operating Expenses	1.40%	2.09%	1.14%	1.05%
Less: Fee Waiver and/or Expense Reimbursement(c)	(0.10)%	(0.04)%	(0.09)%	(0.06)%
Total Annual Fund Operating Expenses After Expense Reimbursement(c)	1.30%	2.05%	1.05%	0.99%

(a)	The deferred sales charge is imposed on Class C Shares redeemed during the first year only.
(b)	Estimated for current fiscal year, as annualized.
(c)	The fund’s investment adviser has contractually agreed to limit the fund’s total operating expenses (excluding certain expenses, such as front-end or contingent deferred sales charges, taxes, leverage and borrowing expenses (such as commitment, amendment and renewal expenses on credit or redemption facilities), interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), acquired fund fees and expenses, and dividend expenses, if any) so that such expenses do not exceed 1.30% for Class A Shares, 2.05% for Class C Shares, 1.05% for Class I Shares and 0.99% for Class R6 Shares through January 31, 2022. Following the contractual period, the adviser may discontinue these expense reimbursement arrangements at any time. Under certain conditions, the adviser may recapture operating expenses reimbursed and/or fees waived under these arrangements for a period of three years following the date such waiver or reimbursement occurred, provided that the recapture does not cause the fund to exceed its expense limit in effect at the time of the waiver or reimbursement, or at the time of recapture.